EXECUTION COPY

NOTE PURCHASE AGREEMENT

NOTE PURCHASE AGREEMENT (the “Agreement”), dated as of May 31, 2006, by and among JED Oil Inc., a company organized under the laws of Alberta, Canada, with headquarters located at 2200, 500 4th Avenue S.W., Calgary, Alberta T2P 2V6, Canada (the “Company”), and the investors listed on the Schedule of Purchasers attached hereto (individually, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS:

A.

The Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “1933 Act”);

B.

The Purchasers, severally, and not jointly, wish to purchase from the Company and the Company wishes to sell to the Purchasers, upon the terms and conditions stated in this Agreement, 10% senior subordinated convertible notes, substantially in the form attached hereto as Exhibit A, in an original aggregate principal amount of $34,325,000 (such notes, together with any promissory notes or other securities issued in exchange or substitution therefor or replacement thereof, and as any of the same may be amended, restated or modified and in effect from time to time, the “Notes”);

C.

The Notes shall be convertible into shares of the Company’s common stock, no par value (the “Common Stock”, with the shares of Common Stock issuable upon conversion of the Notes being referred to herein as the “Conversion Shares”) in accordance with the terms of the Notes; and

D.

Contemporaneously with the Closing (as defined in Section 1(a)), the parties hereto will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

NOW THEREFORE, the Company and the Purchasers hereby agree as follows:

1.

Purchase and Sale of Notes

a.

Purchase of Notes

.  Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) below, on the Closing Date (as defined in Section 1(b)), the Company agrees to issue and sell to each Purchaser, and each Purchaser severally, and not jointly, agrees to purchase from the Company, Notes in the principal amount set forth opposite such Purchaser’s name on the Schedule of Purchasers at the closing (the “Closing”).  The purchase price (the “Purchase Price”) of the Notes at the Closing shall be equal to $1.00 for each $1.00 of principal amount of the Notes purchased (representing an aggregate Purchase Price of $34,325,000 for the aggregate original principal amount of $34,325,000 of Notes to be purchased at the Closing).

b.

The Closing Date

  The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., New York City time, on the first day other than Saturday, Sunday or other day on which commercial banks in either the City of New York or the city of Calgary are authorized or required by law to remain closed (a “Business Day”) following the date of this Agreement, subject to the satisfaction (or waiver) of all of the conditions to the Closing set forth in Sections 6(a) and 7(a) (or such later or earlier date as is mutually agreed to by the Company and the Purchasers).  The Closing shall occur on the Closing Date at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064 or at such other time, date and place as the Company and the Purchasers may collectively designate in writing.

c.

Form of Payment

.  On the Closing Date, (i) each Purchaser shall pay the applicable Purchase Price to the Company for the Notes to be issued and sold to such Purchaser on the Closing Date by wire transfer of immediately available funds in accordance with the Company’s written wire instructions, less any amount withheld pursuant to Section 4(h), and (ii) the Company shall deliver to each Purchaser Notes (in the principal amounts as such Purchaser shall request) (the “Note Certificates”) representing such principal amount of the Notes that such Purchaser is purchasing hereunder at the Closing, duly executed on behalf of the Company and registered in the name of such Purchaser.

2.

Purchaser’s Representations and Warranties

Each Purchaser represents and warrants, severally and not jointly, as of the date of this Agreement and on the Closing Date, with respect to only itself, that:

a.

Investment Purpose

.  Such Purchaser (i) is acquiring the Notes purchased by such Purchaser hereunder, and (ii) upon any conversion of the Notes, will acquire the Conversion Shares then issuable (the Notes and the Conversion Shares being collectively referred to herein as the “Securities”) for its own account and not with a view towards, or for offer or resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempted from the registration requirements of the 1933 Act; provided, however, that by making the representations herein, such Purchaser does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time pursuant to a registration statement that has been declared and is effective under the 1933 Act or in accordance with an exemption from the registration requirements of the 1933 Act.

b.

Accredited Investor Status

.  Such Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

c.

Reliance on Exemptions

.  Such Purchaser understands and agrees that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities.

d.

Information

.  Such Purchaser and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Purchaser.  Such Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of and receive answers from the Company.  Neither such inquiries nor any other due diligence investigations conducted by such Purchaser or its advisors, if any, or its representatives shall modify, amend or affect such Purchaser’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained in the Transaction Documents (as defined in Section 3(b)).  Such Purchaser understands that its investment in the Securities involves a high degree of risk.  Such Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an Investment in the Securities.  Such Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

e.

No Governmental Review

.  Such Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

f.

Transfer or Resale

.  Such Purchaser understands that, except as provided in the Registration Rights Agreement, (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Purchaser shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Purchaser provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 (“Rule 144”) or Rule 144A (“Rule 144A”) promulgated under the 1933 Act (or successor rules thereto); (ii) any sale of the Securities made in reliance on Rule 144 or Rule 144A, as applicable, may be made only in accordance with the terms of Rule 144 or Rule 144A, as applicable, and further, if Rule 144 or Rule 144A is not applicable, any resale of the Securities under circumstances in which the seller (or the Person (as defined in the Notes) through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.  Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities.

g.

Legends

.  Such Purchaser understands that the certificates or other instruments representing the Notes and, until such time as the sale of the Conversion Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the stock certificates representing the Conversion Shares, except as set forth below, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS OR (B) AN APPROPRIATE EXCEPTION UNDER SAID ACT OR APPLICABLE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR 144A UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped if (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale transaction, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that a public sale, assignment or transfer of the Securities may be made without registration under the 1933 Act, (iii) such holder provides the Company with reasonable assurance that the Securities can be sold pursuant to Rule 144(k) promulgated under the 1933 Act (or a successor rule thereto), or (iv) such holder provides the Company with reasonable assurance that the Securities have been or are being sold pursuant to Rule 144 or Rule 144A.

h.

Authorization; Enforcement; Validity

.  Such Purchaser is, if not a natural person, a validly existing corporation, partnership, limited liability company or other entity and has the requisite corporate, partnership, limited liability or other organizational power and authority to purchase the Securities pursuant to this Agreement.  This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Purchaser and are valid and binding agreements of such Purchaser enforceable against such Purchaser in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

3.

Representations and Warranties of the Company

The Company represents and warrants, as of the date of this Agreement and on the Closing Date, to each of the Purchasers, that:

a.

Organization and Qualification

.  Set forth on Schedule 3(a) is a true and correct list of the entities in which the Company, directly or indirectly, owns capital stock or holds an equity or similar interest, together with their respective jurisdictions of organization and the percentage of the outstanding capital stock or other equity interests of such entity that is held by the Company or any Subsidiary of the Company.  Other than with respect to the entities listed on Schedule 3(a), the Company does not, directly or indirectly, own any securities or beneficial ownership interests in any other Person (including through joint ventures or partnership arrangements) or have any investment in any other Person.  Each of the Company and its Subsidiaries is a corporation, limited liability company, partnership or other entity and is duly organized and validly existing in good standing under the laws of the jurisdiction in which it is incorporated or organized and has the requisite corporate, partnership, limited liability company or other organizational power and authority to own its properties and to carry on its business as now being conducted.  The Company is duly qualified to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.  As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, operations, results of operations, condition (financial or otherwise) or credit worthiness of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or on any of the agreements and instruments to be entered into in connection herewith (including, without limitation, the legality, validity or enforceability thereof), or on the authority or ability of the Company and its Subsidiaries to perform their respective obligations under the Transaction Documents or (ii) the rights and remedies of the Purchasers under the Transaction Documents.  Except as set forth in Schedule 3(a), the Company holds all right, title and interest in and to 100% of the capital stock, equity or similar interests of each of its Subsidiaries, in each case, free and clear of any Liens (as defined below), including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of free and clear ownership by a current holder, and no such Subsidiary owns capital stock or holds an equity or similar interest in any other Person.  “Lien” means, with respect to any asset, any mortgage, lien, pledge, hypothecation, charge, security interest, encumbrance or adverse claim of any kind and any restrictive covenant, condition, restriction or exception of any kind that has the practical effect of creating a mortgage, lien, pledge, hypothecation, charge, security interest, encumbrance or adverse claim of any kind (including any of the foregoing created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor with respect to a Capital Lease Obligation (as defined in the Notes), or any financing lease having substantially the same economic effect as any of the foregoing).  “Subsidiary” means any entity in which the Company, directly or indirectly, owns fifty percent (50%) or more of the outstanding capital stock, equity or similar interests or voting power of such entity at the time of this Agreement or at any time hereafter.

b.

Authorization; Enforcement; Validity

.  The Company has the requisite corporate power and authority to enter into and perform its obligations under each of this Agreement, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5), the Notes, and each of the other agreements to which it is a party or by which it is bound and which is entered into by the parties hereto in connection with the transactions contemplated hereby and thereby (collectively, the “Transaction Documents”), and to issue the Securities in accordance with the terms hereof and thereof.  The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including the issuance of $34,325,000 in principal amount of the Notes, have been duly authorized by the board of directors of the Company (the “Board of Directors”) and no further consent or authorization is required by the Company, its stockholders or the Board of Directors.  This Agreement and the other Transaction Documents dated as of the date hereof have been duly executed and delivered by the Company and constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity), and except to the extent that indemnification provisions thereof may be limited by federal or state securities laws.  As of the Closing, the Transaction Documents dated after the date of this Agreement and on or prior to the date of the Closing shall have been duly executed and delivered by the Company and shall constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

c.

Capitalization

.  As of March 31, 2006, the authorized capital stock of the Company consists of (i) an unlimited number of shares of Common Stock, of which as of May 6, 2006, 14,864,071 shares are issued and outstanding and (ii) an unlimited number of shares of preferred stock, no par value (the “Preferred Stock”) which includes 8,000,000 shares of Series A convertible preferred shares, no par value, of which no shares are issued and outstanding.  All of such outstanding or issuable shares have been, or upon issuance will be, validly issued and are, or upon issuance will be, fully paid and nonassessable.  Except as disclosed in Schedule 3(c) and other than in connection with the Company’s proposed acquisition of JMG Exploration, Inc., (A) no shares of the capital stock of the Company are subject to preemptive rights or any other similar rights or any Liens suffered or permitted by the Company; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries, or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable for, any shares of capital stock of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement); (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company and no other stockholder or similar agreements to which the Company is party; (E) there are no outstanding securities or instruments containing anti-dilution or similar provisions that will or may be triggered by the issuance of the Securities; and (F) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.  The Company has furnished to each Purchaser true and correct copies of the Company’s certificate of incorporation, as amended and as in effect on the date hereof (the “Certificate of Incorporation”), and the Company’s bylaws, as amended and as in effect on the date hereof (the “Bylaws”), the organizational documents and bylaws of each of the Company’s Subsidiaries, as amended and in effect on the date this representation is made and the terms of all outstanding securities convertible into, or exercisable or exchangeable for, Common Stock, and the material rights of the holders thereof in respect thereto.

d.

Issuance of Securities

.  The Notes have been duly authorized and, upon issuance in accordance with the terms hereof, shall be (i) free from all taxes and Liens with respect to the issuance thereof and (ii) entitled to the rights set forth in the Notes.  Upon conversion in accordance with the Notes, the Conversion Shares will be validly issued, fully paid and nonassessable and free from all taxes and Liens with respect to the issuance thereof, with the holders being entitled to all rights accorded to a holder of Common Stock.  Assuming the accuracy of the representations and warranties of the Purchasers set forth in Section 2, the issuance by the Company of the Notes is, and the Conversion Shares upon conversion in accordance with the Notes will be, exempt from registration under the 1933 Act and applicable state securities laws.

e.

No Conflicts

.  The execution and delivery of the Transaction Documents by the Company, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Certificate of Incorporation or the Bylaws of the Company or any organizational document or bylaws of any Subsidiary; (ii) conflict with, or constitute a breach or default (or an event which, with the giving of notice or lapse of time or both, constitutes or would constitute a breach or default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or other remedy with respect to, any agreement, indenture or instrument to which the Company or any Subsidiary is a party; or (iii) result in a violation of any Requirements of Law.  Neither the Company nor any Subsidiary is in violation of any term of its certificate of incorporation (or the organizational charter) or bylaws or operating agreement, as applicable.  Neither the Company nor any Subsidiary is in material violation of any term of or in material default under (or with the giving of notice or lapse of time or both would be in violation of or default under) any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or any of its Subsidiaries.  The business of the Company and each Subsidiary is not being conducted, and shall not be conducted, in violation in any material respect of any Requirements of Law.  Other than the filings described in Section 4(b) and Section 4(g), in the case of the Registration Rights Agreement, such filings as will be made under the 1933 Act or state securities laws, neither the Company nor any Subsidiary is required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof.  All consents, authorizations, orders, filings and registrations that the Company or any of its Subsidiaries is required to obtain as described in the preceding sentence have been obtained or effected on or prior to the date of this Agreement.  Neither the Company nor any of its Subsidiaries is in violation of any applicable provision of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder (collectively, “Sarbanes-Oxley”).  The Company is unaware of any facts or circumstances that might give rise to any violation of any applicable provision of Sarbanes-Oxley.  As used in this Agreement, “Governmental Entity” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, the National Energy Board of Canada (the “NEB”) and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.  “Requirements of Law” means, as to any Person, any United States or foreign law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Entity, in each case applicable or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

f.

SEC Documents; Financial Statements

.  Since December 31, 2004, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (all of the foregoing filed at least five (5) Business Days prior to the date hereof (including all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein) being hereinafter referred to as the “SEC Documents”) and has filed or will file all such other reports, schedules, forms, statutes, and other documents filed after the date that is five (5) Business Days prior to the date hereof but prior to or on the Closing Date (the “Additional SEC Documents”).  A complete and accurate list of the SEC Documents (and, to the extent filed prior to the date hereof, the Additional SEC Documents) is set forth on the SEC’s website www.sec.gov.  Each of the SEC Documents and the Additional SEC Documents was filed (or will be filed) with the SEC within the time frames prescribed by the SEC for the filing of such SEC Documents and Additional SEC Documents (including any extensions of such time frames permitted by Rule 12b-25 under the 1934 Act) such that each filing was timely filed (or deemed timely filed pursuant to Rule 12b-25 under the 1934 Act) with the SEC.  As of their respective dates, the SEC Documents and the Additional SEC Documents complied (or will comply) in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents and the Additional SEC Documents.  None of the SEC Documents or Additional SEC Documents, at the time they were filed (or will be filed) with the SEC, contained (or will contain) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Since the filing of the SEC Documents and any Additional SEC Documents filed prior to the date hereof, no event has occurred that would require an amendment or supplement to any of the SEC Documents or any of the Additional SEC Documents to the extent such SEC Documents or Additional SEC Documents have not already been amended or supplemented as of the date hereof.  As of their respective dates, the financial statements of the Company included in the SEC Documents or in the Additional SEC Documents complied (or will comply) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material individually or in the aggregate).  None of the Company or, to the Company’s knowledge, any stockholder, officer, director or Affiliate (as defined in Section 4(j)) of the Company has made any other filing with the SEC, issued any press release or made any other public statement or communication on behalf of the Company or otherwise relating to the Company or any of its Subsidiaries that contains any untrue statement of a material fact or omits any statement of material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or has provided any other information to the Purchasers, including information referred to in Section 2(d), that contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Except as set forth on Schedule 3(w), which will be filed with the Form 6-K to be filed by the Company pursuant to Section 4(i) hereof, none of the Company or any of its officers, directors, employees or agents has provided the Purchasers with any material, nonpublic information.  There is no transaction, arrangement or other relationship between the Company and an unconsolidated or other off-balance-sheet entity that is required to be disclosed by the Company in its reports pursuant to the 1934 Act that has not been so disclosed in the SEC Documents.  Since December 31, 2004, neither the Company nor, to the knowledge of the Company, any director, officer or employee, of the Company, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.  Since December 31, 2004, there have been no internal or SEC investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, principal financial officer, the Board of Directors or any committee thereof.  The Company is eligible to register the Conversion Shares for resale by the Purchaser on Form F-3 promulgated under the 1933 Act.

g.

Absence of Certain Changes

.  Except as disclosed in any SEC Documents that were filed with the SEC at least five (5) days prior to the date of this Agreement, since December 31, 2004, there has been no Material Adverse Effect.  The Company has not taken any steps, and the Company currently does not expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that the creditors of the Company intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact that would reasonably lead a creditor to do so.  The Company is not as of the date hereof, nor after giving effect to the transactions contemplated hereby, will it be Insolvent (as defined below).  For purposes of this Section 3(g), “Insolvent” means (i) the present fair saleable value of the Company’s assets is less than the amount required to pay the Company’s total indebtedness, contingent or otherwise, (ii) the Company is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) the Company intends to incur, prior to January 1, 2008, or believes that it will incur, prior to January 1, 2008, debts that would be beyond its ability to pay as such debts mature or (iv) the Company has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.  Except as disclosed in Schedule 3(g), since December 31, 2004, the Company has not declared or paid any dividends or sold any assets outside of the ordinary course of business, individually or in the aggregate, in excess of $250,000.  Except as disclosed in Schedule 3(g), since December 31, 2004, the Company has not had any capital expenditures outside the ordinary course of its business in excess of $250,000.

h.

Absence of Litigation

.  Except as set forth on Schedule 3(h) and except for actions or litigation brought by Persons (other than any Governmental Entity) in which the only claim made was for money damages and neither the amount claimed nor the aggregate payments made exceeded $50,000 and no other remedy or relief was provided, (i) there is no, nor during the past five years has there been any, action, suit, proceeding, claim, inquiry, complaint, dispute, arbitration or investigation (each, a “Claim”) before or by any court, public board, government agency, self-regulatory organization or body, including without limitation, the NEB, pending or, to the knowledge of the Company, threatened against or affecting the Company, the Common Stock or any of the Company’s Subsidiaries or any of the Company’s or its Subsidiaries’ officers or directors in their capacities as such, other than any proceeding, inquiry or investigation arising in the ordinary course related to permits, approvals or licenses related to the Company’s oil and gas exploration, development and operations, and (ii) to the knowledge of the Company, none of the directors or officers of the Company has been involved as a plaintiff, defendant or third-party witness in securities-related litigation during the past five years.  None of the matters described in Schedule 3(h), regardless of their outcome, will have a Material Adverse Effect.

i.

Acknowledgment Regarding Purchaser’s Purchase of Notes

.  The Company acknowledges and agrees that each Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Company in connection with the Transaction Documents and the transactions contemplated hereby and thereby.  The Company further acknowledges that each Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Purchaser’s purchase of the Securities.  The Company further represents to each Purchaser that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

j.

No Undisclosed Events, Liabilities, Developments or Circumstances

.  Except for the issuance of the Notes contemplated by this Agreement, no event, liability, development or circumstance has occurred or exists, or is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, credit worthiness, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made on a registration statement on Form F-3 filed with the SEC relating to an issuance and sale by the Company of Common Stock and that has not been disclosed in an SEC Document filed with the SEC at least five (5) days prior to the date of this Agreement.

k.

No General Solicitation

.  Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Securities.

l.

No Integrated Offering

.  Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions of any authority, nor will the Company take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings for purposes of the 1933 Act other than as contemplated in the Registration Rights Agreement.

m.

Intentionally Omitted

n.

Employee Relations

.  Neither the Company nor any of its Subsidiaries is involved in any labor union dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened.  Except as set forth on Schedule 3(n), none of the employees of the Company or any of its Subsidiaries is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that the Company’s relations with its employees and the relations of its Subsidiaries with their respective employees are good.  Except as previously disclosed in the SEC Documents filed at least five (5) Business Days prior to the date hereof, no executive officer (as defined in Rule 3b-7 under the 1934 Act), nor any other Person whose termination would be required to be disclosed pursuant to Item 502 of Form 8-K, if the Company was required to file a Form 8-K, has notified the Company that such Person intends to leave the Company or otherwise terminate such Person’s employment with the Company.  To the knowledge of the Company or its Subsidiaries, no executive officer is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and, to the Company’s knowledge, the continued employment of each such executive officer does not subject the Company or its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not result, either individually or in the aggregate, in a Material Adverse Effect.

o.

Intellectual Property Rights

.  The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark, service names, and all applications and registrations therefor, tradedress, internet domain names, web pages, patents, patent applications, patent rights, copyrights (whether or not registered), inventions, licenses, approvals, governmental authorizations, trade secrets, know-how, databases, processes, procedures, customer lists, personally-identifiable information, confidential business information, computer software and related documentation and other intellectual property rights necessary to conduct their respective businesses as now conducted (collectively, the “Intellectual Property”).  All such items of Intellectual Property and licenses with respect thereto are legal, valid, binding and enforceable and in full force and effect.  None of the rights of the Company in any Intellectual Property have expired or terminated, or are expected to expire or terminate within five years from the date of this Agreement.  Except as described in Schedule 3(o), none of the Intellectual Property, products or services used, developed, provided, imported, made, sold, licensed or otherwise exploited by the Company or any of its Subsidiaries infringes upon or otherwise violates any Intellectual Property rights of others.  Except as described in Schedule 3(o), no litigation is pending and no claim has been made against the Company or any of its Subsidiaries or, to the knowledge of the Company, is threatened, contesting the right of the Company or any Subsidiary to sell, license or use the Intellectual Property presently sold, licensed or used by the Company or any of its Subsidiaries.  None of the technology employed by the Company or its Subsidiaries has been obtained or is being used by the Company or its Subsidiaries in violation of any contractual obligation binding on the Company or its Subsidiaries or, to the Company’s knowledge, any of its officers, directors or employees in violation of the rights of any persons.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property.  Except as described in Schedule 3(o), to the knowledge of the Company, no third party is infringing upon or otherwise violating the Intellectual Property rights of the Company or any of its Subsidiaries.  To the Company’s knowledge, at no time during the conception or reduction to practice of the Company’s or any of its Subsidiaries’ Intellectual Property was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any governmental authority.  Each present or past employee, officer, consultant or any other Person who developed any part of any product that is or will be used in the conduct of the Company’s business as currently contemplated has executed a valid and enforceable agreement with the Company or the Subsidiary that conveys any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment or contract with the Company or the Subsidiary, and establishes that, to the extent such Person is an author of a copyrighted work created in connection with such Person’s employment or contract, such work is a “work made for hire.”

p.

Environmental Laws

.  Each of the Company and its Subsidiaries (i) is in compliance with any and all Environmental Laws (as defined below), (ii) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business, (iii) is in compliance with all terms and conditions of any such permit, license or approval and (iv) to the Company’s knowledge, there are no events, conditions or circumstances reasonably likely to result in liability of the Company or any Subsidiary pursuant to Environmental Laws.  The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including  ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

q.

Title

.  Any interest in material real property or any oil, gas or other drilling, exploration or development rights held by the Company or its Subsidiaries has been accurately described in the SEC Documents.  The Company and its Subsidiaries have good and valid title to all personal property owned by them that is material to the business of the Company, in each case free and clear of all Liens except such as are described in Schedule 3(q) and except for Liens incurred to secure Indebtedness used to purchase or refinance any such personal property that only secures such personal property.  The Company and its Subsidiaries have good, marketable and indefeasible title in fee simple to all real property owned (rather than leased) by them as set forth on Schedule 3(q), in each case free and clear of all Liens, except such as described in Schedule 3(q).

r.

Insurance

.  The Company and each Subsidiary is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.  Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

s.

Regulatory Permits

.  The Company and its Subsidiaries possess all certificates, authorizations, approvals, licenses and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses as presently conducted (“Permits”), including, without limitation, all Permits required by the NEB or any other federal, state or foreign agencies or bodies engaged in the regulation of the oil and gas industry, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Permit.  Each of the Company and each Subsidiary is, and at all times since January 1, 2003 has been, in compliance with all Permits and all Requirements of Law applicable to such entity or by which any property or asset of such entity is bound or affected, and has not received written notice of any violation of any such Requirements of Law, except as has not had, or would not reasonably be expected to have, a Material Adverse Effect.  Without limiting the foregoing, the Company and its Subsidiaries possess all Permits necessary to produce, extract, transport and sell oil and gas and to conduct other related activities on the Real Property (as defined in Section 3(cc)) that is producing oil and gas.  The Company and its Subsidiaries have no reason to believe that they will not be able to obtain necessary Permits as and when necessary to enable the Company to produce, extract, transport and sell oil and gas, and to conduct other related activities on the Real Property.  The Company is not in violation of any of the rules, regulations or requirements of the American Stock Exchange (“AMEX”) (the “Principal Market”; provided, however, that, if after the date of this Agreement the Common Stock is listed on any other nationally recognized stock exchange or on The NASDAQ Stock Market, Inc. (“NASDAQ”), the “Principal Market” shall mean such exchange or market, as applicable), and has no knowledge of any facts or circumstances that could reasonably lead to suspension or termination of trading of the Common Stock on the Principal Market.  Since April 6, 2004, (i) the Company’s Common Stock has been listed on the Principal Market, (ii) trading in the Common Stock has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or termination of trading of the Common Stock on the Principal Market.

t.

Internal Accounting Controls; Disclosure Controls and Procedures

.  The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liability is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has timely filed all certifications and statements required by (A) Rule 13a-14 or Rule 15d-14 under the 1934 Act and (B) Section 906 of Sarbanes-Oxley with respect to any Company SEC Documents.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the 1934 Act; such controls and procedures are effective to ensure that the information required to be disclosed by the Company in the reports that it files with or submits to the SEC (X) is recorded, processed, summarized and reported accurately within the time periods specified in the SEC’s rules and forms and (Y) is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  The Company maintains internal control over financial reporting required by Rule 13a-15 or Rule 15d-15 under the 1934 Act; such internal control over financial reporting is designed to be effective and does not contain any material weaknesses.

u.

No Materially Adverse Contracts, Etc

.  Except as has not had, and would not reasonably be expected to have, a Material Adverse Effect, (i) each Specified Contract is a legal, valid and binding obligation of the Company or a Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Subsidiary in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, (ii) to the knowledge of the Company, each Specified Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, (iii) neither the Company nor any of its Subsidiaries is and, to the Company’s knowledge, no counterparty is, in breach or violation of, or in default under, any Specified Contract, (iv) none of the Company or any of the Subsidiaries has received any claim of default under any Specified Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Specified Contract and (v) to the Company’s knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Specified Contract (with or without notice or lapse of time or both).  For purposes of this Agreement, the term “Specified Contract” means any contract, agreement or understanding currently in effect that has been filed (or should have been filed) as an exhibit to any SEC Document or is otherwise described or incorporated by reference in such SEC Document.  Neither the Company nor any of its Subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation that has, or is expected in the future to have, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding that in the judgment of the Company’s officers has or is expected to have a Material Adverse Effect.

v.

Tax Status

.  The Company and each of its Subsidiaries (i) has made or filed (or had filed on its behalf) all income and other material tax returns, reports and declarations required by any jurisdiction in which it is subject to tax, (ii) has paid (or has had paid on its behalf) all taxes and other governmental assessments and charges that are material in amount and due, whether shown to be due on such returns, reports and declarations or otherwise, except those being contested in good faith and for which the Company has made appropriate reserves on its books, and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations (referred to in clause (i) above) apply.  There are no unpaid taxes in any material amount claimed in writing to be due by the taxing authority of any jurisdiction, and, to the Company’s knowledge, there is no basis for any such claim.

w.

Transactions With Affiliates

.  Except as set forth in Schedule 3(w) or as set forth in the SEC Documents filed at least five (5) Business Days prior to the date of this Agreement, no Related Party (as defined in Section 4(j)) of the Company or any of its Subsidiaries, or any of their respective Affiliates, is presently, or has been within the past two years, a party to any transaction, contract, agreement, instrument, commitment, understanding or other arrangement or relationship with the Company (other than directly for services as an employee, officer and/or director), whether for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments or consideration to or from any such Related Party.  Except as set forth in Schedule 3(w), no Related Party of the Company or any of its Subsidiaries, or any of their respective Affiliates, has any direct or indirect ownership interest in any Person (other than ownership of less than 1% of the outstanding common stock of a publicly traded corporation) in which the Company or any of its Subsidiaries has any direct or indirect ownership interest or with which the Company or any of its Subsidiaries competes or has a business relationship.

x.

Application of Takeover Protections

.  The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination or other similar anti-takeover provision under the Certificate of Incorporation or the laws of Canada, that is or could become applicable to the Purchasers as a result of the transactions contemplated by this Agreement, including the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

y.

Rights Agreement

.  The Company has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company.

z.

Foreign Corrupt Practices

.  Neither the Company, nor any of its Subsidiaries, nor to the Company’s knowledge, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

aa.

No Other Agreements

.  As of the Closing Date, the Company has not, directly or indirectly, made any agreements with any Purchasers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

bb.

Outstanding Indebtedness; Liens

.  Payments of principal and other payments due under the Notes will, upon issuance in connection with the Closing, rank senior or pari passu to all other Indebtedness (as defined in the Notes) of the Company and its Subsidiaries other than payments of (X) principal and interest due under the revolving loan facility pursuant to the Commitment Letter dated as of March 6, 2006 by and among the Company and Alberta Treasury Branches (as amended, supplemented or otherwise modified from time to time, the “Senior Credit Facility”) not in excess of the Senior Basket (as defined in the Notes), which agreement has not been amended, supplemented or otherwise modified since such date except as previously filed as an exhibit to an SEC Document and as required by Section 7(a)(xiv) herein and (Y) trade accounts payable of the Company and its Subsidiaries.  Except as set forth on Schedule 3(bb), (a) neither the Company nor any of its Subsidiaries has any outstanding Indebtedness or trade accounts payable, (b) there are no Liens on any of the respective assets of the Company or any of its Subsidiaries, and (c) there are no financing statements securing obligations of any amounts filed against the Company or any of its Subsidiaries or any respective assets.  As of May 26, 2006, the aggregate amount of the outstanding Indebtedness and trade accounts payable of the Company or any of its Subsidiaries shall not exceed $43,553,116.74 Canadian.

cc.

Real Property

.  Schedule 3(cc) contains a complete and correct list of all the real property; facilities; and oil, gas and other related activities exploration, development and operation rights, accesses, working interests and participation interests that (i) are leased or otherwise possessed by the Company or any of its Subsidiaries, (ii) in connection with which the Company or any of its Subsidiaries has entered into an option agreement, participation agreement or acquisition and drilling agreement or (iii) the Company or any of its Subsidiaries has agreed (or has an option) to lease or otherwise acquire or may be obligated to lease or otherwise acquire in connection with the conduct of its business (collectively, the “Real Property”).  Schedule 3(cc) also contains a complete and correct list, along with a summary of material terms, of all leases and other agreements with respect to which the Company or any of its Subsidiaries is a party or otherwise bound or affected with respect to the Real Property (the “Real Property Leases”).  Except as set forth in Schedule 3(cc), the Company or its Subsidiaries is the sole legal and equitable owner of a leasehold interest in all of the Real Property, and possesses good and marketable, indefeasible title thereto, free and clear of all Liens and other matters affecting title to such leasehold that could impair the ability of the Company or its Subsidiaries to realize the benefits of the rights provided to it under the Real Property Leases.  All of the Real Property Leases are valid and in full force and effect and are enforceable against the Company or its Subsidiaries and neither the Company nor any other party thereto is in default under any of such Real Property Leases and no event has occurred which with the giving of notice or the passage of time or both could constitute a default under, or otherwise give any party the right to terminate, any of such Real Property Leases, or could adversely affect the Company’s or any of its Subsidiaries interest in and title to the Real Property subject to any Real Property Leases.    Except as set forth in Schedule 3(cc), no Real Property Lease is subject to termination, modification or acceleration as a result of the transactions contemplated hereby or by the other Transaction Documents.  All of the Real Property Leases will remain in full force and effect upon, and permit, the consummation of the transactions contemplated hereby or by the other Transaction Documents.  There are no pending or, to the knowledge of the Company, threatened condemnation, eminent domain or similar proceedings, or litigation or other proceedings affecting the Real Property, or any portion or portions thereof.  To the knowledge of the Company, there are no pending or threatened requests, applications or proceedings to alter or restrict any zoning or other use restrictions applicable to the Real Property that would interfere with the conduct of the Company’s business.

dd.

Communication with the NEB and other Governmental Authorities

.  The Company has no knowledge of any pending communication from the NEB or other similar regulating authority or body with respect to the Company’s or any Subsidiary’s oil and gas exploration, development and operations or any of the Company’s or any Subsidiary’s other activities and operations.

ee.

Data on Oil Reserves

.  The independent engineering evaluation of certain oil, natural gas liquids and natural gas interests of the Company, dated February 14, 2006 and effective December 31, 2005, prepared by McDaniel & Associates Ltd., an independent petroleum engineering firm based in Calgary, Alberta, Canada, that is described in the SEC Documents was prepared in accordance with industry standards.

ff.

Brokers’ Fees

.  Except for the fees and expenses payable by the Company to Axiom Capital Management, Inc. pursuant to a letter agreement, dated April 28, 2006, there are no brokerage commissions, finder’s fees, or similar fees or commissions payable by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby or by the other Transaction Documents based on any agreement, arrangement or understanding with the Company or any of its Subsidiaries.

gg.

Investment Company.  The Company is not, and upon the Closing will not be, an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

4.

Covenants

a.

Reasonable Best Efforts

.  Each party shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

b.

Form D and Blue Sky

.  The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Purchaser promptly after such filing.  The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of any such action so taken to the Purchasers on or prior to the Closing Date.  The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “Blue Sky” laws of the states of the United States as well as any applicable Canadian securities laws following the Closing Date.  Notwithstanding the foregoing, the Company shall in no event be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, or to taxation as doing business in any jurisdiction where it is not now subject.

c.

Reporting Status

.  Until the later of (i) the date as of which the Investors (as that term is defined in the Registration Rights Agreement) may sell all of the Conversion Shares without restriction pursuant to Rule 144(k) promulgated under the 1933 Act (or successor thereto), and (ii) the date on which no Notes remain outstanding (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

d.

Use of Proceeds

.  The Company will use the proceeds as follows:  (x) to repay principal and interest due under the Senior Credit Facility in an amount equal to $23,484,000 in aggregate and (y) for general corporate purposes including working capital, in each case as more specifically described and in the amounts indicated in Schedule 4(d).

e.

Financial Information

.  The Company agrees to deliver the following to each Investor (as that term is defined in the Registration Rights Agreement) during the Reporting Period: (i) within one (1) day after the filing thereof with the SEC, a copy of its annual reports on Form 20-F, any current reports on Form 6-K and any registration statements other than on a Form S-8 or amendments or supplements filed pursuant to the 1933 Act, unless the foregoing are filed with the SEC through the SEC’s Electronic Data Gathering Analysis and Retrieval system (“EDGAR”) and are immediately available to the public through EDGAR; (ii) on the same day as the release thereof, facsimile copies of all press releases issued by the Company or any of its Subsidiaries, except to the extent such release is available through Bloomberg Financial Markets (or any successor thereto) contemporaneously with such issuance; and (iii) copies of any notices and other information made available or given to the stockholders of the Company generally, contemporaneously with the making available or giving thereof to the stockholders, unless the foregoing are filed with the SEC through EDGAR and are immediately available to the public through EDGAR on the same date given or made available to the stockholders.

f.

Authorized Stock

.  The Company shall not amend, supplement, alter, change or otherwise modify its authorized capital stock as disclosed as of the date hereof in Section 3(c) without the prior written consent of the holders of at least a majority of the principal amount of the Notes then outstanding.

g.

Listing

.  The Company shall use its reasonable best efforts to take all actions necessary to remain listed on AMEX and to cause all of the Registrable Securities (as defined in the Registration Rights Agreement) covered by a Registration Statement (as defined in the Registration Rights Agreement) to be listed thereon, unless listed on another nationally recognized stock exchange or NASDAQ.  The Company shall promptly secure the listing of all of the Registrable Securities upon each national securities exchange and automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents.  Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the suspension or termination of trading of the Common Stock on the Principal Market.  The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(g).

h.

Expenses

.  Subject to Section 9(k) below, at the Closing or thereafter to the extent any such fees and expenses remain unpaid, the Company shall pay or reimburse the fees, costs and expenses (including all legal fees and expenses) of Silver Oak Capital, L.L.C. incurred in connection with the due diligence, negotiating and preparing the Transaction Documents and consummating the transactions contemplated hereby and thereby.  The amount payable to such Purchaser pursuant to the preceding sentence at the Closing shall be withheld as an off-set by such Purchaser from its Purchase Price to be paid by it at the Closing.

i.

Disclosure of Transactions and Other Material Information

.  Contemporaneous with or prior to the earlier of (i) the Company’s first public announcement of the transactions contemplated hereby and (ii) 8:00 a.m. (New York City time) on the second (2nd) Business Day following the Closing Date, the Company shall file a Form 6-K with the SEC describing the terms of the transactions contemplated by the Transaction Documents and including as exhibits to such Form 6-K this Agreement (including the schedules hereto), the Form of Note and the Registration Rights Agreement, in the form required by the 1934 Act (the “Announcing Form 6-K”).  The Company shall not make any public announcement regarding the transactions contemplated hereby prior to the Closing.  The Company represents and warrants that, from and after the filing of the Announcing Form 6-K with the SEC, no Purchaser shall be in possession of any material nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents.  The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents not to, provide any Purchaser with any material nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the Announcing Form 6-K with the SEC without the express prior written consent of such Purchaser.  In the event of a breach of the foregoing covenant, which breach continues for five (5) Business Days, by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Purchaser shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material nonpublic information without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees or agents.  No Purchaser shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, stockholders or agents for any such disclosure.  Subject to the foregoing, neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby or disclosing the name of any Purchaser; provided, however, that the Company shall be entitled, without the prior approval of any Purchaser, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the Announcing Form 6-K and contemporaneously therewith or subsequent thereto and (ii) as is required by applicable Requirements of Law (provided that each Purchaser shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release and shall be provided with a copy thereof).

j.

Transactions With Affiliates

.  From the date of this Agreement until the first date following the Closing Date on which no Notes are outstanding, the Company shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of the holders of a majority of the aggregate principal amount of the outstanding Notes, enter into, amend, modify or supplement any transaction, contract, agreement, instrument, commitment, understanding or other arrangement with any of its or any Subsidiary’s officers, directors, Persons who were officers or directors at any time during the previous two years, stockholders, or Affiliates of the Company or any of its Subsidiaries, or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a beneficial interest (each a “Related Party”), except for customary employment arrangements and benefit programs on reasonable terms.  “Affiliate” for purposes hereof means any Person who is an “affiliate” as defined in Rule 12b-2 of the General Rules and Regulations under the 1934 Act; provided, that JMG Exploration, Inc. shall not be deemed an Affiliate by virtue of the business relationship between the Company and JMG Exploration, Inc. as disclosed in the SEC Documents and the Additional SEC Documents.

k.

Stockholder Approval

.  If at any time following the Closing Date (the “Stockholder Approval Triggering Date”), the sum of (i) the number of Conversion Shares, previously issued by the Company, plus (ii) the remaining number of Conversion Shares into which the outstanding Notes are then convertible (without regard to any limitations on conversion) is greater than fifty percent (50%) of the Exchange Cap (as defined in the Notes), then upon the request of the holders of at least a majority of the Notes then outstanding, the Company shall solicit approval by the Company’s stockholders of the Company’s issuance of all of the Conversion Shares as set forth in this Agreement, and the Notes in accordance with the rules and regulations applicable to companies with securities listed on the Principal Market (such approval being referred to herein as “Stockholder Approval”), with the recommendation of the Board of Directors that such proposal be approved.  The Company shall hold a meeting of its stockholders as soon as possible but in no event later than sixty-five (65) days after the Stockholder Approval Triggering Date (the “Stockholder Meeting Deadline”).  The Company shall draft a notice of meeting and information circular at least ten (10) days prior to the required deadline for distribution to the intermediaries of beneficial stockholders (the “Information Circular Deadline”) and each Purchaser, as well as one counsel selected by the holders of a majority of the aggregate principal amount of the Notes then outstanding, shall be entitled to review, at least seven (7) days prior to distribution to the stockholders, such information circular, which shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If the Company fails to distribute the information circular referred to above by the Information Circular Deadline or fails to hold a meeting of its stockholders by the Stockholder Meeting Deadline, then, as partial relief (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each holder of Notes an amount in cash equal to the product of (i) the aggregate principal amount of all Notes held by such holder, multiplied by (ii).02 multiplied by (iii) the quotient of (x) the sum of (A) the number of days after the Information Circular Filing Due Date and prior to the date that the information circular referred to above is filed with the SEC and (B) the number of days after the Stockholder Meeting Deadline and prior to the date that a meeting of the Company’s stockholders is held, divided by (y) 30.  The Company shall make the payments referred to in the immediately preceding sentence within five (5) days of the earlier of (I) the filing of the information circular or the holding of the meeting of the Company’s stockholders, the failure of which resulted in the requirement to make such payments, and (II) the last day of each 30-day period beginning on the Information Circular Filing Due date or the Stockholder Meeting Deadline, as the case may be.  In the event the Company fails to make such payments in a timely manner, such payments shall bear interest at the rate of 2.0% per month (pro rated for partial months) until paid in full.

l.

Sale of Preferred Stock

.  On or before May 31, 2006, the Company shall enter into binding commitments to issue and sell at least $10,000,000 of Preferred Stock having terms materially similar to, or less favorable than, the terms of the Notes.

m.

Pledge of Securities

.  The Company acknowledges and agrees that the Securities may be pledged by an Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan secured by the Securities.  To the extent provided by applicable law, the pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting any such pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including Section 2(f) of this Agreement; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(f) in order to effect a sale, transfer or assignment of Securities to such pledgee.  The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

n.

No Inconsistent Agreement or Actions

.  From the date of this Agreement until the first date following the Closing Date on which no Notes are outstanding, the Company and its Subsidiaries shall not enter into any contract, agreement or understanding which limit or restrict in any material respect the Company’s ability to perform under, or take any other voluntary action to avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it under, this Agreement or any of the other Transaction Documents.

o.

Compliance with Notes Covenants

.  From the date of this Agreement until the first date following the Closing Date on which no Notes are outstanding, the Company shall comply with and not violate or breach, and shall cause the Subsidiaries, as applicable, to comply with and not violate or breach, the covenants and agreements set forth in Section 10 of the form of Note attached as Exhibit A hereto, the provisions of such Section 10 being incorporated herein and made a part hereof.

5.

Transfer Agent Instructions

The Company shall issue irrevocable instructions to its transfer agent in the form attached hereto as Exhibit C (the “Irrevocable Transfer Agent Instructions”), and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at the Depository Trust Company (“DTC”), registered in the name of each Purchaser or its respective nominee(s), for the Conversion Shares in such amounts as specified from time to time by each Purchaser to the Company upon conversion of the Notes.  Prior to registration of the Conversion Shares under the 1933 Act, all such certificates shall bear the restrictive legend specified in Section 2(g).  The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5 and stop transfer instructions to give effect to Section 2(f) and Section 2(g) (in the case of the Conversion Shares, prior to registration of the Conversion Shares under the 1933 Act) will be given by the Company to its transfer agent and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the Registration Rights Agreement.  If a Purchaser provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that a public sale, assignment or transfer of the Securities may be made without registration under the 1933 Act or the Purchaser provides the Company with reasonable assurance that the Securities can be sold pursuant to Rule 144 or Rule 144A without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold, the Company shall permit the transfer and, in the case of the Conversion Shares, promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Purchaser and without any restrictive legend.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Purchasers by vitiating the intent and purpose of the transactions contemplated hereby.  Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that the Purchasers shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

6.

Conditions to the Company’s Obligation to Sell

a.

Closing Date

.  The obligation of the Company to issue and sell the Notes to each Purchaser at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Purchaser with prior written notice thereof:

(i)

Such Purchaser shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii)

Such Purchaser shall have delivered to the Company the Purchase Price (less the amount withheld pursuant to Section 4(h)) for the Notes being purchased by such Purchaser at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(iii)

The representations and warranties of such Purchaser shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date), and such Purchaser shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Purchaser at or prior to the Closing Date.

7.

Conditions to Each Purchaser’s Obligation to Purchase

a.

Closing Date

.  The obligation of each Purchaser hereunder to purchase the Notes from the Company at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Purchaser’s sole benefit and may be waived only by such Purchaser at any time in its sole discretion by providing the Company with prior written notice thereof:

(i)

The Company shall have executed each of the Transaction Documents to which it is a party and delivered them to such Purchaser.

(ii)

The representations and warranties of the Company shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date), and the Company and its Subsidiaries shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company or any of its Subsidiaries at or prior to the Closing Date.  Such Purchaser shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Purchaser, including an update as of the Closing Date of the representations contained in Section 3(c) above.

(iii)

Such Purchaser shall have received (A) the opinions of Dorsey & Whitney LLP and Gowling Lafleur Henderson LLP, as counsel for the Company and dated as of the Closing Date, which opinions will address, among other things, the laws of the State of New York and Canada applicable to the transactions contemplated hereby, including without limitation, the issuance of the Notes, in form, scope and substance reasonably satisfactory to such Purchaser and in substantially the form of Exhibits D-1 and D-2, respectively attached hereto.

(iv)

The Company shall have executed and delivered to such Purchaser the Note Certificates (in such denominations as such Purchaser shall request) for the Notes being purchased by such Purchaser at the Closing.

(v)

The Board of Directors shall have approved the transactions contemplated hereby and shall have adopted resolutions consistent with Section 3(b) above and in a form reasonably acceptable to such Purchaser (the “Resolutions”).

(vi)

The Irrevocable Transfer Agent Instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent, and the Company shall have delivered a copy thereof to such Purchaser.

(vii)

The Company shall have delivered to such Purchaser certificates of good standing for the Company dated as of a date within five (5) days of the Closing Date.

(viii)

The Company shall have delivered to such Purchaser a secretary’s certificate, dated as of the Closing Date, certifying (A) that the attached Resolutions are true, complete and correct and remain unamended and in full force and effect, (B) as to the Certificate of Incorporation of the Company, certified as of a date within five (5) days of the Closing Date, by the applicable filing body, (C) that the Bylaws of the Company are true, complete and correct and remain unamended and in full force and effect and (D) as to the incumbency and specimen signature of each officer of the Company executing this Agreement, the other Transaction Documents and any other document delivered in connection herewith on behalf of the Company.

(ix)

The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Securities pursuant to this Agreement in compliance with such laws to the extent such filings must be made on or prior to the Closing Date.

(x)

The Company shall have delivered to such Purchaser a letter from the Company’s transfer agent certifying the number of shares of Common Stock outstanding as of a date within five (5) days of the Closing Date.

(xi)

The Company shall not have made any public announcement regarding the transactions contemplated by the Agreement prior to the Closing.

(xii)

At least $10,000,000 of the principal amount of the senior subordinated convertible notes issued by the Company on August 3, 2005 (as amended, supplemented or otherwise modified, the “Existing Senior Subordinated Convertible Notes”) shall have been cancelled and the then outstanding principal and interest thereon converted into shares of Preferred Stock, or the holders of such Existing Senior Subordinated Convertible Notes shall have entered into a binding commitment satisfactory in form and substance to the Purchasers to effect such cancellation and conversion.  The Company will use its best efforts to secure the commitment of each holder of the remaining outstanding principal amount on the Existing Senior Subordinated Convertible Notes to agree to the conversion of such notes into shares of Preferred Stock within ninety (90) Business Days of Closing.

(xiii)

The Company shall have received an executed amendment or waiver under the Senior Credit Facility in form and substance satisfactory to the Purchasers (i) curing or waiving any default under the Senior Credit Facility and (ii) approving the issuance of the Notes.

(xiv)

The Company and its Subsidiaries shall have delivered to such Purchaser such other standard and customary documents relating to the transactions contemplated by this Agreement as such Purchaser or its counsel may reasonably request.

8.

Indemnification

a.

In consideration of each Purchaser’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Purchaser and each other holder of the Securities and all of their stockholders, partners, officers, directors, members, managers, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, diminution in value, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitees as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought by, or made against, such Indemnitees and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents in accordance with the terms thereof or any other certificate, instrument or document contemplated hereby or thereby in accordance with the terms thereof.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

b.

Promptly after receipt by an Indemnitee under this Section 8 of notice of the commencement of any Claim (including any governmental action or proceeding) against such Indemnitee in respect of which indemnity may be sought from the Company under this Section 8, such Indemnitee shall deliver to the Company a written notice of the commencement thereof, and the Company shall have the right to participate in, and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and the Indemnitee.  In any such proceeding, any Indemnitee may retain its own counsel, but, except as provided in the following sentence, the fees and expenses of that counsel will be at the expense of that Indemnitee, unless (i) the Company and the Indemnitee shall have mutually agreed to the retention of that counsel, (ii) the Company does not assume the defense of such proceeding in a timely manner or (iii) in the reasonable opinion of counsel retained by the Company, the representation by such counsel for the Indemnitee and the Company would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceeding.  The Company shall pay reasonable fees for up to one separate legal counsel for the Purchasers, and such legal counsel shall be selected by the Purchasers that purchased a majority of the aggregate principal amount of the Notes on the Closing Date.  The Indemnitee shall cooperate reasonably with the Company in connection with any negotiation or defense of any such action or Claim by the Company and shall furnish to the Company all information reasonably available to the Indemnitee which relates to such action or Claim.  The Company shall keep the Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  The Company shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the Company shall not unreasonably withhold, delay or condition its consent.  The Company shall not, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise with respect to any pending or threatened action or claim in respect of which indemnification or contribution may be or has been sought hereunder (whether or not the Indemnitee is an actual or potential party to such action or claim) which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Claim or litigation.  Following indemnification as provided for hereunder, the Company shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnitee under this Section 8, except to the extent that the Company is prejudiced in its ability to defend such action.

c.

The indemnification required by this Section 8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.

d.

The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnitee against the Company or others, and (ii) any liabilities the Company may be subject to pursuant to the law.

9.

Governing Law; Miscellaneous

a.

Governing Law; Jurisdiction; Jury Trial; Judgment Currency

.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  The Company hereby irrevocably and unconditionally appoints CT Corporation System (the “Company Process Agent”), with an office on the date hereof at 111 Eighth Avenue, New York, NY 10011 as agent to receive on behalf of the Company and its property service of copies of the summons and complaint and any other process which may be served in any action referred to above or any other proceeding in any New York state or federal court and agrees promptly to appoint a successor Company Process Agent in The City of New York (which successor Company Process Agent shall accept such appointment in writing in form and substance reasonably satisfactory to the Purchasers that purchased at least a majority of the aggregate principal amount of the Notes then outstanding) prior to the termination for any reason of the appointment of the initial Company Process Agent.  In any action or proceeding in a New York state or federal court sitting in The City of New York, service may be made on the Company by delivering a copy of such process to the Company in care of the Company Process Agent at the Company Process Agent’s above address and by depositing a copy of such process in the mails by certified or registered air mail, addressed to the Company at the addresses for such notices to it under this Agreement (such service to be effective upon such receipt by the Company Process Agent and the depositing of such process in the mails as aforesaid).  The Company hereby irrevocably and unconditionally authorizes and directs the Company Process Agent to accept such service on its behalf.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  The Parties acknowledge that each of the Purchasers has executed each of the Transaction Documents to be executed by it in the State of New York and will have made the payment of the Purchase Price from its bank account located in the State of New York.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.  Notwithstanding any judgment hereunder in a currency (the “Judgment Currency”) other than the lawful currency of the United States Dollars (“Dollars”), any sum adjudged to be due to any Purchaser in connection with any of the Transaction Documents shall be discharged only to the extent that on the Business Day following receipt by such Purchaser of any sum adjudged to be so due in the Judgment Currency, such Purchaser may in accordance with normal banking procedures purchase Dollars with the Judgment Currency; if the amount of Dollars so purchased is less than the sum originally due to such Purchaser in Dollars, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Purchaser against such loss, and if the amount of Dollars so purchased exceeds the sum originally due to such Purchaser, such Purchaser agrees to remit to the Company, such excess.

b.

Counterparts

.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

c.

Headings

.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

d.

Severability

.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

e.

Entire Agreement; Amendments

.  This Agreement supersedes all other prior oral or written agreements between the parties hereto with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters.  No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Purchasers that purchased at least a majority of the aggregate principal amount of the Notes as of the date of any such proposed amendment, or if prior to the Closing, by the Purchasers listed on the Schedule of Purchasers as being obligated to purchase at least a majority of the aggregate principal amount of the Notes.  Any such amendment shall bind all holders of the Notes.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the Notes then outstanding.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents or holders of Notes, as the case may be.

f.

Notices

.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

JED Oil Inc.
2200, 500 4th Avenue S.W.
Calgary, Alberta
T2P 2V6 Canada
Facsimile:

   (403)  444-0100
Attention:

   General Counsel

With copy to:

Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177-1500
Facsimile:

    (212)  953-7201
Attention:

    Bo-Yong Park

If to the Transfer Agent:

Olympia Trust Company
2300, 125 9th Avenue S.E.
Calgary, Alberta
T2G 0P6 Canada
Facsimile:

    (403)  265-1455
Attention:

    Dean  Naugler

If to a Purchaser, to it at the address and facsimile number set forth on the Schedule of Purchasers, with copies to such Purchaser’s representatives as set forth on the Schedule of Purchasers, or, in the case of a Purchaser or any other party named above, at such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party in accordance with this Section 9(f) five (5) days prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or deposit with a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

g.

Successors and Assigns

.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes.  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal of the Notes then outstanding, including by merger or consolidation, except pursuant to a Change of Control (as defined in the Notes) with respect to which the Company is in compliance with Section 4 of this Agreement, and Section 4 of the Notes.  Any attempted assignment or transfer without such consent shall be null and void.  A Purchaser may assign some or all of its rights hereunder without the consent of the Company; provided, however, that any such assignment shall not release such Purchaser from its obligations hereunder unless such obligations are assumed by such assignee and the Company has consented to such assignment and assumption, which consent shall not be unreasonably withheld.  Notwithstanding anything to the contrary contained in the Transaction Documents, the Purchasers shall be entitled to pledge the Securities in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities.

h.

No Third-Party Beneficiaries

.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and, to the extent provided in Section 8 hereof, each Indemnitee, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

i.

Survival

.  Unless this Agreement is terminated under Section 9(k), the representations and warranties of the Company and the Purchasers contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4, 5 and 9, and the indemnification provisions set forth in Section 8, shall survive the Closing.  Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

j.

Further Assurances

.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

k.

Termination

.  In the event that the Closing shall not have occurred with respect to a Purchaser on or before the fifth (5th) Business Day following the date of this Agreement due to the Company’s or such Purchaser’s failure to satisfy the conditions set forth in Sections 6(a) and 7(a) above (and the non-breaching party’s failure to waive such unsatisfied condition(s)), the non-breaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 9(k), the Company shall be obligated to pay each Purchaser (so long as such Purchaser is not a breaching party) its fees, costs and expenses (including all legal fees and expenses) incurred in connection with its due diligence review of the Company and the negotiation and preparation of the Transaction Documents.

l.

Placement Agent

.  The Company acknowledges that it has engaged Axiom Capital Management, Inc. as placement agent in connection with the sale of the Notes.  The Company shall be responsible for the payment of any placement agent’s fees or broker’s commissions relating to or arising out of the transactions contemplated hereby.  The Company shall pay, and hold each Purchaser harmless against, any liability, loss or expense (including attorneys’ fees and out-of-pocket expenses) arising in connection with any such claim.  Each Purchaser, with respect to only itself, represents that it has not engaged a placement agent or broker in connection with the transactions contemplated hereby.

m.

No Strict Construction

.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

n.

Remedies

.  Each Purchaser and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies that such Purchasers and holders have been granted at any time under any other agreement or contract and all of the rights that such Purchasers and holders have under any law.  Any Person having any rights under any provision of this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce such rights specifically (without posting a bond or other security or proving actual damages), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

o.

Payment Set Aside

.  To the extent that the Company makes a payment or payments to the Purchasers hereunder or pursuant to the Registration Rights Agreement, or the Notes or the Purchasers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, by a trustee, receiver or any other Person under any law (including any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

p.

Independent Nature of Purchasers

.  The obligations of each Purchaser hereunder are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder.  Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.  The decision of each Purchaser to purchase the Securities pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser or any of its agents or employees shall have any liability to any other Purchaser (or any other Person or entity) relating to or arising from any such information, materials, statements or opinions.  Nothing contained herein, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.  Each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement the Notes, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

q.

Interpretative Matters

.  Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Agreement, (ii) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (iv) the use of the word “including” in this Agreement shall be by way of example rather than limitation.

*  *  *  *  *  *

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Note Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

JED OIL INC.

By:

/s/ Reginald J. Greenslade
Title:  Chairman

By:

/s/ David C. Ho
Name:  David C. Ho
Title:  Chief Financial Officer

PURCHASERS:

SILVER OAK CAPITAL, L.L.C.

By:

/s/ Joseph R. Wekselblatt
Name:  Joseph R. Wekselblatt

Title:  Manager

PORTSIDE GROWTH AND OPPORTUNITY FUND

By:

/s/Jeffrey Smith
Name:  Jeffrey Smith
Title:  Authorized Signatory

SOLOMON STRATEGIC HOLDINGS, INC.

By:

/s/ A.P. MacKellar
Name:  A.P. MacKellar
Title:  Director

THE TAIL WIND FUND LTD.

By:

The Tail Wind Advisory & Management Ltd., as investment advisor

By:

/s/ David Crook
Name:  David Crook
Title:  CEO

CAPITAL VENTURES INTERNATIONAL

By:

Heights Capital Management, Inc., its authorized agent

By:

/s/ Martin Kobinger
Name:  Martin Kobinger
Title:  Investment Manager

KAMUNTING STREET MASTER FUND, LTD.

By:

/s/ George Marinpesto
Name:  George Marinpesto
Title:  Director

KINGS ROAD INVESTMENTS LTD.

By:

/s/ Brandon Lidone
Name:  Brandon L. Jones

Title:  Co-Head, Private Investments

ALPHA CAPITAL AG

By:

/s/ Konrad Ackermann
Name:  Konrad Ackermann
Title:  Director

CORSAIR CAPITAL PARTNERS, L.P.

By:

/s/ Jay Petschek
Name:  Jay Petschek
Title:  Managing Member of G.P.

CORSAIR CAPITAL INVESTORS, LTD.

By:

/s/ Jay Petschek
Name:  Jay Petschek
Title:  Managing Member of I.M.

CORSAIR CAPITAL PARTNERS 100, L.P.

By:

/s/ Jay Petschek
Name:  Jay Petschek
Title:  Managing Member of G.P.

By:

/s/ Barry W. Zelin
Name:  Barry Zelin

By:

/s/ Madilyn R. Jordon
Name:  Madilyn Jordon

By:

/s/ Mark Mitzner
Name:  Mark Mitzner

By:

/s/ Arthur Schreisman
Name:  Arthur Schreisman

KNOLL CAPITAL FUND II MASTER FUND, LTD

By:

/s/ Fred Knoll
Name:  Fred Knoll
Title:  KOM Capital Management Investment Manager

EUROPA INTERNATIONAL, INC.

By:

/s/ Fred Knoll
Name:  Fred Knoll
Title:  KOM Capital Management Investment Manager

STEPHENS INC., CUSTODIAN FOR GUS BLASS II IRA

By:

/s/ Marilyn Hughes
Name:  Marilyn Hughes
Title:  Vice President

SCHEDULE OF PURCHASERS

Purchaser’s Name	Purchaser Address and Facsimile Number	Principal Amount of Notes	Investor’s Legal Representative’s Address and Facsimile Number

SILVER OAK CAPITAL, L.L.C.	c/o Angelo, Gordon & Co., L.P. 245 Park Avenue New York, New York 10167 Attention: Gary I. Wolf Facsimile: 212-867-6449	$10,000,000	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Attention: Douglas A. Cifu, Esq. Facsimile: (212) 757-3990
PORTSIDE GROWTH AND OPPORTUNITY FUND	c/o Ramius Capital Group, LLC 666 Third Avenue 26th Floor New York, NY 10017 Facsimile: 212-201-4802	$3,000,000	Owen Littman Ramius Capital Group, LLC 666 Third Avenue 26th Floor New York, NY 10017 Facsimile: 212-845-7995
SOLOMON STRATEGIC HOLDINGS, INC.	c/o Andrew P. Mackeller, Director Greenlands The Red Gap Castletown IM9 1HB Facsimile: +011 (44) 162-482-4191	$100,000	Peter J. Weisman, PC 335 Madison Avenue Suite 1702 New York, NY 10017 Facsimile: 212-317-8855
THE TAIL WIND FUND LTD.	c/o Tail Wind Advisory and Management Ltd. Attention: David Crook 77 Long Acre London WC2E 9LB UK Facsimile: 011 (44) 207-420-3805	$1,500,000	Peter J. Weisman, PC 335 Madison Avenue Suite 1702 New York, NY 10017 Facsimile: 212-317-8855
CAPITAL VENTURES INTERNATIONAL	c/o Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, CA 94111 Facsimile: 415-403-6525	$1,000,000	Andrew M. Singer Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, CA 94111 Facsimile: 415-403-6525
KAMUNTING STREET MASTER FUND, LTD.	Attention: Chris Falsetta Kamunting Street Capital 140 E. 45th Street New York, NY 10017 Facsimile: 212-490-4360	$5,775,000	Attention: Eleazer Klein Schulte Roth Zabel 919 Third Avenue New York, NY 10022
KINGS ROAD INVESTMENTS LTD.	c/o Polygon Investment Partners, LP 598 Madison Avenue 14th Floor New York, NY 10022 Facsimile: 212-359-7300	$5,000,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
ALPHA CAPITAL AG	Attention: Konrad Ackerman Alpha Capital Aktiengesellschaft 160 Central Park South Suite 2701 New York, NY 10019 Facsimile: 212-586-8244	$500,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
CORSAIR CAPITAL PARTNERS, L.P.	Corsair Capital 350 Madison Avenue Ninth Floor New York, NY 10017 Facsimile: 212-389-8259	$1,722,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
CORSAIR CAPITAL INVESTORS, LTD.	Corsair Capital 350 Madison Avenue Ninth Floor New York, NY 10017 Facsimile: 212-389-8259	$196,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
CORSAIR CAPITAL PARTNERS 100, L.P.	Corsair Capital 350 Madison Avenue Ninth Floor New York, NY 10017 Facsimile: 212-389-8259	$82,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
BARRY ZELIN	Barry Zelin 300 East 56th Street New York, NY 10022 Facsimile: 212-644-6513	$200,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
MADILYN JORDON	Madilyn Jordon 40 Cushman Road Scarsdale, NY 10583 Facsimile: 212-644-6513	$1,500,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
MARK MITZNER	Mark Mitzner P.O. Box 886 W. Hampton Beach, NY 11978 Facsimile: 212-258-3205	$250,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
ARTHUR SCHREIBMAN	Arthur Schreibman 15 Salem Drive Scarsdale, NY 10583 Facsimile: 212-403-6737	$100,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
KNOLL CAPITAL FUND II MASTER FUND, LTD	Knoll Capital 666 Fifth Avenue Suite 3702 New York, NY 10103 Facsimile: 212-808-7475	$1,500,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
EUROPA INTERNATIONAL, INC.	Knoll Capital 666 Fifth Avenue Suite 3702 New York, NY 10103 Facsimile: 212-808-7475	$1,500,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050
GUS BLASS II IRA		$400,000	Attention: Gerald Coviello Wollmuth Maher & Deutsch, LLP 500 Fifth Avenue New York, NY 10110 Facsimile: 212-382-0050

SCHEDULES

Schedule 3(a)

Organization and Qualification

Schedule 3(c)

Capitalization

Schedule 3(g)

Absence of Certain Changes

Schedule 3(h)

Litigation

Schedule 3(n)

Employee Relations

Schedule 3(o)

Intellectual Property Rights

Schedule 3(q)

Title

Schedule 3(w)

Transactions with Affiliates

Schedule 3(bb)

Outstanding Indebtedness; Liens

Schedule 3(cc)

Real Property

Schedule 4(d)

Use of Proceeds

EXHIBITS

Exhibit A

Form of Note

Exhibit B

Form of Registration Rights Agreement

Exhibit C

Form of Irrevocable Transfer Agent Instructions

Exhibit D-1

Form of Dorsey & Whitney LLP Opinion

Exhibit D-2

Form of Gowling Lafleur Henderson LLP Opinion

SCHEDULES TO THE NOTE PURCHASE AGREEMENT

Reference is made to the Note Purchase Agreement, dated as of May 31, 2006 (the “Note Purchase Agreement”), by and among JED Oil Inc., a company organized under the laws of Alberta, Canada (the “Company”) and the investors listed on the Schedule of Purchasers attached thereto (the “Purchasers”).  Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Note Purchase Agreement.

SCHEDULE 3(a)

ORGANIZATION AND QUALIFICATIONS

The following are the only entities in which the Company, directly or indirectly, owns capital stock or holds an equity or similar interest, such entities’respective jurisdictions of organization and the percentage of the outstanding capital stock or other equity interests that is held in such entities by the Company or any Subsidiary of the Company:

1.

JED Oil (USA) Inc., a company organized under the laws of the State of Wyoming, of which 100% of the issued and outstanding stock is directly owned by the Company.  This is the only Subsidiary of the Company.

2.

JMG Exploration, Inc., a company organized under the laws of the State of Nevada.  The Company holds 250,000 shares of common stock of JMG Exploration, Inc., which is 4.9% of its issued and outstanding common stock..

3.

1976 King Air B100, S/N#Be16, Registration C-GDFZ, an aircraft in which the Company owns a 25% interest and which is operated under a verbal general partnership in which the Company has a 25% equity interest.  The other ownership interests are 25% each held by JMG Exploration, Inc., Enterra Energy Corp. and Wells Gray Resort & Resources Ltd. (a company owned by the Company’s CEO and director, Thomas J. Jacobsen).  Negotiations are currently ongoing for title to the aircraft to be transferred to JED One Aviation Inc., a corporation organized under the laws fo the Province of Alberta, in exchange for issued stock of the corporation, of which the Company would then hold 25%.

SCHEDULE 3(c)

CAPITALIZATION

(A)

1.

Issuance and sale of the Series B Shares, as defined in the Note, described in B.4 below;

2.

Issuance and sale of the Convertible Notes pursuant to the Note Purchase Agreement;

3.

Existing Senior Subordinated Convertible Notes described in B.3 below.

(B)

1.

1,084,940 outstanding stock options to purchase 1,084,940 shares of Common Stock granted under the Company’s stock option plan, and an understanding that new employees, directors, officers and permanent full-time consultants will be granted additional options in the future up to an aggregate total number of outstanding options not to exceed 10% of the Company’s issued and outstanding Common Stock.

2.

118,500 outstanding agent’s warrants to purchase 118,500 shares of Common Stock issued by the Company to Gilford Securities Incorporated at an exercise price of $9.90 (subject to adjustment as defined therein) through April 12, 2009.

3.

Outstanding conversion rights attached to the Existing Senior Subordinated Convertible Notes currently outstanding in the principal amount of $19,000,000, exercisable through January 31, 2008 at an exercise price of $17.50 (subject to adjustment as defined therein), and a binding commitment to amend such notes to make them convertible to either shares of Common Stock or Series B Shares, and to amend the conversion price to be $16.00 (subject to adjustment as defined therein).

4.

Commitment to create a series of preferred stock to be designated Series B Preferred Shares, which will be convertible at the holder’s option to shares of Common Stock at an exercise price of $16.00 (subject to adjustment as defined therein) and to issue and sell at least $10,000,000 Series B Shares to qualified investors on or before May 31, 2006.

5.

Commitment to issue and sell to qualified investors Notes pursuant to the Note Purchase Agreement, which will be convertible at the holder’s option to shares of Common Stock at an exercise price of $16.00 (subject to adjustment as defined therein).

Schedule 3(c)

6.

Commitment to issue the PA Warrants as defined in the Notes.

7.

Commitment to issue Common Stock, stock options to purchase Common Stock and warrants to purchase Common Stock in an aggregate amount not to exceed 6,425,169 shares of Common Stock on a fully diluted basis for the acquisition of all of the issued and outstanding securities of JMG Exploration, Inc. (“JMG”), consisting of common stock, options to purchase common stock and warrants to purchase common stock, based on an exchange ratio of two (2) securities of the Company for each three (3) securities of JMG.  Based on the outstanding securities of JMG at March 31, 2006, the allocation among the Company’s issuance among Common Stock, stock options and warrants was as follows:

3,391,222 shares of Common Stock in consideration for 5,086,832 shares of common stock of JMG;

305,500 stock options to purchase 305,500 shares of Common Stock in consideration for options to purchase 458,250 shares of common stock of JMG;

238, 125 warrants to purchase 238,125 shares of Common Stock at an exercise price of $9.00 through August 8, 2008, in consideration for 357,187 warrants to purchase 357,187 shares of common stock of JMG at an exercise price of $6.00 through August 8, 2008;

1,159,667 warrants to purchase 1,159,667 shares of Common Stock at an exercise price of $6.38 through January 15, 2007, in consideration for 1,739,500 warrants to purchase 1,739,500 shares of common stock of JMG at an exercise price of $4.25 through Janaury 15, 2007;

1,203,988 warrants to purchase 1,203,988 shares of Common Stock at an exercise price of $7.50 through January 15, 2007, in consideration for 1,805,981 warrants to purchase 1,805,981 shares of common stock of JMG at an exercise price of $5.00 through Janaury 15, 2007; and

  126,667 warrants to purchase 126,667 shares of Common Stock at an exercise price of $7.50 through August 8, 2010, in consideration for 190,000 warrants to purchase 190,000 shares of common stock of JMG at an exercise price of $5.00 through August 8, 2010.

Schedule 3(c)

 (C)

There are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act, except the Registration Rights Agreement for the Notes contemplated by the Note Purchase Agreement of which this is Schedule (c), except:

1.

Registration Rights Agreement dated August 3, 2005 between the Company and JED Funding, Ltd. for the registration of the shares of Common Stock into which the Existing Senior Subordinated Convertible Note described in B.3 above may be converted.

2.

Commitment to enter into a Registration Rights Agreement with the purchasers of the Series B Shares described in B.4 above to register the shares of Common Stock into which the Series B Shares may be converted.

3.

Commitment to enter into a Registration Rights Agreement to register the shares of Common Stock for which the PA Warrants described in B.6 above may be exercised.

(D)

1.

Existing Senior Subordinated Convertible Notes, as described in B.3 above, currently outstanding in the principal amount of $19,000,000 with redemption provisions.

2.

Commitment to issue and sell to qualified investors Notes, as described in B.5 above, with redemption provisions in the principal amount of at least $15,000,000

3.

Commitment to create a series of preferred stock to be designated Series B Shares with redemption provisions for sale to qualified investors of at least $10,000,000.

(E)

None.

(F)

None

SCHEDULE 3(g)

ABSENCE OF CERTAIN CHANGES

Since December 31, 2004, the Company has not declared or paid any dividends.  Effective October 10, 2005 the Company effected a split of its shares of Common Stock, issued and reserved for issuance, on the basis of 3 for 2.  This stock split was not a legal payment of a dividend but is sometimes considered by some to be the payment of a dividend in specie.

SCHEDULE 3(h)

LITIGATION

1.

(a)

JED Oil Inc. v. Desert Mining, Inc., Civil Action No. 05-CV-281J, In the United States District Court for the District of Wyoming (action to quiet title to leasehold interest; dismissed);

(b)

JMG Exploration, Inc. and JED Oil Inc. v. Desert Mining, Inc., including Counterclaim, Doc. 2006, No. 6809 in the District Court, Ninth Judicial District, State of Wyoming (action and counterclaim to quiet title to leasehold; settled in favor of the Company and JMG Exploration, Inc. and dismissed), and

(c)

Enterra Energy Corporation and JED Oil Inc. v. PDL Mobility Ltd., threatened and pending claim regarding failure of PDL Mobility Ltd. to respond to field emergency alarm).

SCHEDULE 3(n)

EMPLOYEE RELATIONS

None.

SCHEDULE 3(o)

INTELLECTUAL PROPERTY RIGHTS

None.

SCHEDULE 3(q)

TITLE

1.

General Security Agreement granted by the Company to ATB Financial, its Senior Lender, granting a secured interest in all of the Company’s present and after-acquired property, assets and undertaking, including without limitation all present and after-acquired personal property, and all present and after-acquired real, immoveable and leasehold property, pursuant to the Senior Credit Facility.

2.

Neither the Company nor any of its Subsidiaries own (rather than lease) any real property.

SCHEDULE 3(w)

TRANSACTIONS WITH AFFILIATES

Wells Gray Resort & Resources Ltd., a corporation organized under the laws of the Province of Alberta, which is 100% directly owned by Thomas J. Jacobsen, a director and the Chief Executive Officer of the Company, owns 25% of the 1976 King Air B100, S/N#Be16, Registration C-GDFZ aircraft, which is also owned 25% by the Company.

SCHEDULE 3(bb)

OUTSTANDING INDEBTEDNESS; LIENS

(Note: All amounts in this Schedule 3(bb) are in Canadian dollars.)

1.

All of the Indebtedness and trade accounts payable of the Company and any of its Subsidiaries outstanding at the close of business on May 26, 2006 are as follows:

Senior Credit Facility:

$ 20,179,209.47

Trade Accounts Payable (Canadian):

21,918,939.17

Trade Accounts Payable (U.S. - converted to C$):

1,150,012.25

Joint Venture Partner payables:

119,888.76

Royalties payables:

185,067.09

TOTAL:

$ 43,553,116.74

2.

None.

3.

Financing statements filed by Alberta Treasury Branches in connection with the Senior Credit Facility.

SCHEDULE 3(cc)

REAL PROPERTY

1.

Attached hereto and forming a part here of is a complete and correct list of all the real property; facilities; and oil, gas and other related activities exploration, development and operation rights, accesses, working interests and participation interests that (i) are leased or otherwise possessed by the Company or any of its Subsidiaries, (ii) in connection with which the Company or any of its Subsidiaries has entered into an option agreement, participation agreement or acquisition and drilling agreement or (iii) the Company or any of its Subsidiaries has agreed (or has an option) to lease or otherwise acquire or may be obligated to lease or otherwise acquire in connection with the conduct of its business (collectively, the “Real Property”).

2.

Also attached hereto and forming a part hereof is a complete and correct list, along with a summary of material terms, of all leases and other agreements with respect to which the Company or any of its Subsidiaries is a party or otherwise bound or affected with respect to the Real Property.

SCHEDULE 4(d)

USE OF PROCEEDS

(Note: All amounts in this Schedule 4(d) are in Canadian dollars unless designated as US$.)

The Company will use the proceeds from the sale of Notes pursuant to the Note Purchase Agreement and the sale of Series B Preferred Shares in an aggregate amount not to exceed US$50,000,000, as follows and in the following order of priority:

Amount outstanding

Description

At May 26, 2006

Placement Agent’s Commission equal to 5% of the gross

proceeds and reimbursement of all expenses to Axiom

Capital Management, Inc.:

$             0.00

Reimbursement of the expenses, including

legal fees, incurred by Silver Oak Capital, L.L.C.

              0.00

Senior Credit Facility in the maximum amount

of $23,484,000 to Alberta Treasury Branches:

20,179,209.47

Trade Accounts Payable (Canadian):

21,918,939.17

Trade Accounts Payable (U.S. - converted to C$):

1,150,012.25

Joint Venture Partner payables:

119,888.76

Royalties payable:

185,067.09